Exhibit 99.1

Obsidian Energy Announces Fourth Quarter and Full Year 2024 Results

•
Generated $432.0 million of funds flow from operations,
representing a 14 percent increase over 2023 (22 percent on a per share basis)
•
Average 2024 production increased 16 percent to 37,474 boe/d over 2023
•
Repurchased and cancelled six percent of shares outstanding for $41.7 million in 2024
•
2024 capital program increased production, reserves, and funds flow from operations, and added both Clearwater and Bluesky locations to support Peace River growth

CALGARY, February 25, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report our operating and financial results for the fourth quarter and full year of 2024.

Three months ended December 31			Year ended December 31
2024		2023	2024	2023
FINANCIAL[1] (millions, except per share amounts)
Cash flow from operating activities	115.0	117.7	361.9	352.7
Basic per share ($/share)[2]	1.55	1.49	4.76	4.36
Diluted per share ($/share)[2]	1.49	1.44	4.57	4.19
Funds flow from operations[3]	107.7	97.0	432.0	377.6
Basic per share ($/share)[4]	1.45	1.23	5.69	4.67
Diluted per share ($/share)[4]	1.39	1.18	5.46	4.49
Net income (loss)	(284.8)	34.3	(202.6)	108.0
Basic per share ($/share)	(3.83)	0.44	(2.67)	1.33
Diluted per share ($/share)	(3.83)	0.42	(2.67)	1.28
Capital expenditures	84.1	100.0	343.1	292.5
Property acquisitions (dispositions), net	(1.5)	-	83.4	0.6
Decommissioning expenditures	3.5	7.7	23.9	26.6
Long-term debt	335.4	220.0	335.4	220.0
Net debt[3]	411.7	330.2	411.7	330.2

OPERATIONS
Daily Production
Light oil (bbl/d)	13,271	12,176	13,463	12,485
Heavy oil (bbl/d)	11,621	5,851	9,016	5,927
NGL (bbl/d)	3,176	2,614	3,077	2,608
Natural gas (mmcf/d)	72	68	72	68
Total production[5] (boe/d)	40,119	31,974	37,474	32,275
Average sales price[2,6]
Light oil ($/bbl)	96.95	100.38	99.95	102.11
Heavy oil ($/bbl)	67.70	58.53	70.46	61.46
NGLs ($/bbl)	44.27	55.65	48.05	53.83
Natural gas ($/mcf)	1.53	2.63	1.52	2.98

Netback ($/boe)
Sales price	57.94	59.08	59.70	61.37
Risk management gain	1.62	2.27	1.58	1.50
Net sales price	59.56	61.35	61.28	62.87
Royalties	(7.85)	(8.52)	(7.76)	(8.30)
Net operating costs[4]	(13.91)	(13.66)	(13.85)	(14.21)
Transportation	(4.55)	(3.67)	(4.22)	(3.48)
Netback[4] ($/boe)	33.25	35.50	35.45	36.88
(1)
We adhere to generally accepted accounting principles (“GAAP”); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations (“FFO”), net debt, netback and net operating costs. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. Readers should not consider non-GAAP and other financial measures to be more meaningful than GAAP measures, which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.
(2)
Supplementary financial measure. See ‘Non-GAAP and Other Financial Measures’.
(3)
Non-GAAP financial measure. See ’Non-GAAP and Other Financial Measures’.
(4)
Non-GAAP ratio. See ’Non-GAAP and Other Financial Measures’.
(5)
Please refer to the ’Oil and Gas Information Advisory’ section below for information regarding the term "boe".
(6)
Before realized risk management gains/(losses).

Detailed information can be found in Obsidian Energy's consolidated financial statements and management's discussion and analysis ("MD&A") as at and for the year ended December 31, 2024, on our website at www.obsidianenergy.com, which will also be filed on SEDAR+ and EDGAR in due course.

2024 overview

Obsidian Energy continued to successfully implement our growth plan in 2024, increasing average annual production by 16 percent to 37,474 boe/d from 32,275 boe/d in 2023 and surpassing the top end of our previously increased guidance range. Due to the Company's active capital program and strong drilling results over the year, we achieved average production of 40,119 boe/d in the fourth quarter, of which our Peace River area comprised 12,280 boe/d. As a result of our larger $343.1 million capital program in 2024 combined with our Peace River acquisition in June (the “Peace River Clearwater Acquisition”), we achieved volume and value increases across all our reserve categories. FFO increased 14 percent to $432.0 million in 2024 over 2023 due to the strong results from our active capital program that led to higher production levels and revenues. This impact was partially offset by weaker commodity prices in 2024 with oil prices averaging WTI US$75.72 per barrel (2023: US$77.62 per barrel), and natural gas prices averaging $1.36 per GJ (2023: $2.14 per GJ).

In addition, we remained active on our share buyback program through our normal course issuer bid (“NCIB”) in 2024, repurchasing and cancelling 4.5 million of shares outstanding for $41.7 million in our efforts to return capital to shareholders. The Company is currently in the process of renewing our NCIB when it expires at the end of February.

2024 fourth Quarter and full year Corporate Highlights

•
Increased Funds Flow – The Company generated FFO of $432.0 million ($5.69 per share basic) compared to $377.6 million ($4.67 per share basic) in the prior year. Fourth quarter 2024 FFO totaled $107.7 million ($1.45 per basic share) compared to $97.0 million ($1.23 per basic share) in the fourth quarter of 2023. Higher revenues from increased production levels and realized hedging gains resulted in higher FFO in both 2024 periods, which was partially offset by lower commodity prices.
•
Capital Development Resulted in Production Growth – Our 2024 capital program focused on growing production through the development and further delineation of our Peace River asset as we maintained production in our light oil assets, generating significant free cash flow. Capital expenditures totalled $343.1 million (2023: $292.5 million), while decommissioning expenditures totaled $23.9 million (2023: $26.6 million). Fourth quarter capital expenditures were $84.1 million (2023: $100.0 million) and decommissioning expenditures were $3.5 million (2023: $7.7 million).

o
We also made net property acquisitions of $83.4 million in 2024 (2023: $0.6 million), the majority of which was used for the Peace River Clearwater Acquisition to purchase additional Clearwater production, reserves and land.
•
Active Share Buyback Program – A total of approximately 4.5 million shares were repurchased and cancelled under the Company’s NCIB for $41.7 million (at an average price of $9.30 per share) in 2024. Of this amount, 1.6 million shares were repurchased and cancelled in the fourth quarter for $13.2 million ($8.17 per share).
o
In total, we repurchased and cancelled approximately 9.6 million shares at an average price of $9.31 per share for $89.1 million under our NCIB from inception in 2023 to date. With current shares outstanding of 73,684,802, we are currently in the process of renewing our NCIB once it expires at the end of February.
•
Reduced Operating Costs – Net operating costs were lower at $13.85 per boe in 2024 (2023: $14.21 per boe) and $13.91 per boe for the fourth quarter of 2024 (2023: $13.66 per boe) as the Company benefited from our higher production base and lower power prices. On an absolute basis, net operating costs increased on both an annual and quarterly basis in 2024 due to the impact of the larger production base and increased trucking costs from our expanded Peace River operations.
•
Lower G&A Costs – General and administrative (“G&A”) costs decreased by seven percent to $1.50 per boe in 2024 compared to $1.61 per boe in 2023, and by eight percent to $1.39 per boe in the fourth quarter of 2024 compared to $1.51 per boe for the same quarter in 2023. Our higher production base more than offset increased staffing levels required to execute our growth plan, which led to the decrease on a per boe basis.
•
Net Debt – Net debt levels increased to $411.7 million at December 31, 2024, compared to $330.2 million at December 31, 2023. The increase in 2024 was mainly due to the $80.5 million funding of our Peace River Clearwater Acquisition.
•
Net Income – The Company recorded a net loss of $202.6 million ($2.67 per share basic) in 2024 compared to net income of $108.0 million ($1.33 per share basic) in 2023. The net loss in 2024 is due to the classification of our Pembina assets as held for sale at December 31, 2024 (see ‘Announced Pembina Asset Transaction’), which led to a non-cash impairment charge as we valued the assets at the expected transaction proceeds. This was partially offset by the Company's higher revenues from increased production. Excluding the after-tax non-cash impairment, the Company would have recorded net income of $101.9 million ($1.34 per share basic).

2024 fourth QUARTER and full year CAPITAL program & HIGHLIGHTS

Obsidian Energy focused on the execution of our growth plan with an active 2024 capital program that continued to illustrate the value of our assets. Weighted toward our Peace River heavy oil assets, the program expanded development in new and existing fields to increase production, while continuing to delineate and assess the potential of our large land base through exploration/appraisal drilling in both our Clearwater and Bluesky plays. At the same time, we continued to invest in our Willesden Green/Pembina (Cardium) light oil assets, resulting in stable production and continued free cash flow generation. During the fourth quarter of 2024, we focused on accelerated development at both our Peace River Bluesky and Clearwater development fields while simultaneously expanding our portfolio with the drilling of an initial delineation well targeting the Belly River formation in Willesden Green. In December, we shifted a portion of our 2025 development program into 2024 due to favourable weather conditions. Capital program highlights for 2024 are as follows:

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Increased Reserves through Strong Asset Performance – We achieved strong 2024 reserve results with volume increases across all categories, replacing production, adding new locations, and improved efficiency of our capital program.
o
We replaced 148 percent of 2024 production on a proved developed producing (“PDP”) basis, 229 percent on a total proved (“1P”) basis and 296 percent on a total proved plus probable (“2P”) basis.

▪
The impact of drilling infill wells and field extensions from our 2024 capital program, the Peace River Clearwater Acquisition lands, and positive technical revisions were the major contributing factors to increased reserves.
o
Reserves before-tax net present value discounted at 10 percent (“NPV10”) increased from 2023 levels (largely due to the volume increases outlined above) to $1.6 billion (15 percent increase on a per share basis), $2.3 billion (23 percent increase on a per share basis) and $3.1 billion (26 percent increase on a per share basis) for PDP, 1P and 2P, respectively.
o
Execution of our capital program resulted in improvements from between seven to 14 percent in both Finding and Development (“F&D”) and Finding, Development and Acquisition (“FD&A”) costs year-over-year for 1P and 2P reserves, highlighting the quality of our reserve book and ability to efficiently develop our reserves.
o
Our total undeveloped 2P reserve locations increased by 114 net locations to 458 total net locations booked: including 243 net locations in the Cardium, 97 net locations in the Clearwater, 63 net locations in the Bluesky, 50 net locations in the Viking, three net locations in the Mannville and two net locations in the Belly River.
▪
Peace River heavy oil locations more than tripled due to the success of our 2024 capital program combined with the impact of the 2024 Peace River Clearwater Acquisition, adding 107 net 2P reserve locations over the year.
▪
These locations were booked with an achievable total 2P five-year future development capital (“FDC”) of $1.7 billion (approximately $340 million per year).
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Achieved Successful Capital Program – Our 2024 capital program, focused on our heavy oil assets, realized success in more than replacing production with new reserve additions, opening new development areas and attaining strong initial production (“IP”) rates above our internal expectations. Highlights included:
o
Operated Wells Rig Released and On Production – We rig released a total of 66 (65.4 net) wells and brought 65 (64.3 net) wells on production by the end of 2024, contributing to reserve additions and production growth (see ‘2024 Wells Rig Released and On Production’).
o
Peace River (Clearwater) Heavy Oil: Solid results from our Clearwater program led to substantial production growth and the addition of 86 net new 2P booked inventory locations in 2024. Development at our Dawson field continued to provide high production rates, proving the potential of our acreage and identifying new locations for future drilling. A step out to the existing field, our successful exploration/appraisal wells at West Dawson established a new high quality Clearwater oil development field for future development. We also began activity on the lands acquired in 2024 with our first development wells on the Peavine Metis Settlement area and our first exploration/appraisal well on the Gift Lake Metis Settlements lands acquired in 2024.
o
Peace River (Bluesky) Heavy Oil: New development drilling at Harmon Valley South (“HVS”) successfully tested new drilling and facility designs while providing production results at the top end of our expectations with wells achieving 30-day IP rates in the range of 450 to 500 boe/d/well. Key to future development was the drilling of wells at the HVS 8-28 Pad at the southern end of the field, which has the potential to extend the field and add significant new future development locations. We also completed development and delineation drilling to further appraise our Walrus and Cadotte fields; results from these wells will be used to refine development programs and unlock future potential in these areas.
o
Willesden Green Light Oil – With solid results across our Cardium development in 2024, the second well on our Open Creek 9-17 Pad surpassed expectations with an IP 30-day rate of 401 (262 net) boe/d, leading to future follow-up locations and area development. We also drilled our initial delineation well targeting the Belly River formation, which had a 30-day IP rate of 100 boe/d (77 percent oil). The well has displayed continuous improvement with increasing production rates as water levels drop, resulting in average production of 221 boe/d (76 percent oil) over the last 25 days. Well performance will continue to be monitored as we have follow up location ready for drilling in the second half of the year.
o
Pembina (Cardium) Light Oil: We achieved positive results from our development drilling activities over the year, particularly during the second half with 30-day IP rates ranging from approximately 230 to 648 boe/d/well.
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Expanded Peace River Land, Production and Reserves – The Company acquired approximately 1,700 boe/d (100 percent oil, based on April 2024 production) of Clearwater production, 148 net sections of land and 6.3 Mmboe of 2P reserves (as at December 31, 2023) through the Peace River Clearwater Acquisition. The Peavine acreage is on trend with our successful Clearwater Dawson development.
•
Active Decommissioning Program – We successfully abandoned a combined total of 59 net wells and 391 net kilometres of pipeline in 2024 as part of activities from our decommissioning spend of $23.9 million.

Highlights SUBSEQUENT TO 2024

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Announced Pembina Asset Transaction – In February 2025, the Company entered into a definitive asset purchase and sale agreement with Calgary-based InPlay Oil Corp. (“InPlay”) (TSX – IPO) to divest our operated Pembina (Cardium) assets (the “Pembina Assets”), while retaining our non-operated holdings in the Pembina Cardium Unit #11 (“PCU#11”).
o
The Company will receive approximately $320 million from InPlay in three components (collectively, the “Transaction”), subject to closing and other adjustments, as follows:
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$220 million in cash (the “Cash Proceeds”);
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$85 million of InPlay’s common shares (the “InPlay Shares”); and
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InPlay’s 34.6 percent interest in the Willesden Green Cardium Unit #2 oil field, bringing Obsidian Energy’s ownership in the field to 99.8 percent. The additional interest is estimated to be valued at $15 million.
o
The Cash Proceeds are expected to be used to initially pay down debt, improving Obsidian Energy’s balance sheet and overall liquidity. In the second half of 2025, the Company will evaluate various opportunities to realize additional value from the InPlay Shares for Obsidian Energy’s shareholders.

2024 GUIDANCE AND RESULTS

Obsidian Energy continued to emphasize operational execution, focus on cost reduction initiatives and monitor our operations and development plans in 2024, adjusting as appropriate given volatility in commodity markets. As a result, all operational metrics met or surpassed our 2024 guidance, including production, net operating costs and G&A. Favourable weather conditions in December led to the Company accelerating development activity anticipated for 2025 into late 2024, modestly increasing capital expenditures above guidance. Net operating costs and G&A were at the low end or lower than our guidance ranges due to our strong production growth and focus on cost savings initiatives.

Higher production volumes resulted in higher production revenues, helping to offset the lower commodity prices in 2024 compared to 2023 and leading to FFO and FCF that was above our 2024 guidance levels and 2023 results. Net debt and leverage ratios were above forecasts largely due to the funding of the complimentary Peace River Clearwater Acquisition that provided production and additional drilling locations to further support our growth strategy in the area.

		2024E Guidance	2024 Results
Production[1]	boe/d	37,000 – 37,400	37,474
% Oil and NGLs	%	69%	68%
Capital expenditures[2]	$ millions	320 – 335	343.1
Acquisition expenditures[3]	$ millions	85	83.4
Decommissioning expenditures	$ millions	23 – 24	23.9
Net operating costs[4]	$/boe	13.75 – 14.25	13.85
General & administrative	$/boe	1.55 – 1.65	1.50
Based on midpoint of above guidance
WTI[5]	US$/bbl	72.50	75.72
MSW Differential[5]	US$/bbl	3.50	4.51
WCS Differential[5]	US$/bbl	15.00	14.73
AECO[5]	CAD$/GJ	1.50	1.36
FFO4. 6	$ millions	420	432
FFO per share (basic)[4,7]	$/share	5.51	5.69
FCF[4,6]	$ millions	69	65
FCF/share[4,7]	$/share	0.90	0.86
Net debt[8]	$ millions	390	412
Net debt to FFO[8]	times	0.9	1.0
(1)
Approximate mid-point of 2024E guidance range was 13,500 bbl/d light oil, 8,900 bbl/d heavy oil, 3,000 bbl/d NGLs and 70.6 mmcf/d natural gas with a minimal amount of forecasted production associated with exploration/appraisal capital expenditures. Actual 2024 production was composed of 13,463 bbl/d light oil, 9,016 bbl/d heavy oil, 3,077 bbl/d NGLs and 71.5 mmcf/d natural gas.
(2)
2024E capital expenditures included approximately $21 million for Peace River exploration/appraisal activity with minimal impact on forecasted production volumes. Actual 2024 capital expenditures included $27 million for exploration/appraisal activity, including cost related to accelerating 2025 activity into late 2024.
(3)
Guidance 2024E capital expenditures included approximately $4 million for minor acquisitions in 2024. Actual acquisition expenditures include $81 million for the Peace River Clearwater Acquisition and approximately $3 million for other minor acquisitions completed in 2024.
(4)
Non-GAAP financial measure or ratio. See ’Non-GAAP and Other Financial Measures’.
(5)
WTI and AECO pricing assumptions of 2024E guidance were forecasted for October to December 31, 2024, while MSW and WCS differentials were forecasted for November to December 2024. Pricing assumptions included risk management (hedging) adjustments as of September 30, 2024. Full year 20224 pricing resulted in WTI of US$75.72/bbl, MSW differentials of US$4.60/bbl, WCS differentials of US$14.75/bbl, AECO of $1.46/GJ, and FX of 1.37x CAD/USD.
(6)
2024E guidance FFO and FCF included approximately $2 million of estimated charges for full year 2024 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which were based on a share price of $7.99 per share. Actual 2024 FFO and FCF included, in aggregate, no charge related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts, which were based on a share price of $8.36 per share.
(7)
2024E guidance per share calculations were based on an estimated 76.3 million weighted average shares outstanding for the 12-months ended December 31, 2024. Actual 2024 per share calculations were based on 76.0 million weighted average shares outstanding for the 12-months ended December 31, 2024.
(8)
2024E guidance net debt figures included the impact of approximately $29 million of share purchases to September 30, 2024, under the Company’s NCIB program. Actual 2024 net debt included the impact of $42 million of share purchases under the Company’s NCIB program.

2024 WELLS RIG RELEASED AND ON PRODUCTION

Obsidian Energy completed our fourth quarter 2024 drilling program with four rigs in operation – three drilling rigs in our Peace River area and one in our Willesden Green area. With a high activity level throughout the year and an accelerated drilling program in the fourth quarter of 2024, a total of 66 (65.4 net) operated wells were rig released (including five oilsands exploration (“OSE”) wells) and 65 (64.3 net) operated wells were brought on production by the end of 2024 (including seven (7.0 net) wells from our 2023 program). The remaining three (3.0 net) wells rig released in 2024 were placed on production in January 2025. The breakdown of our operated capital program is as follows:

Total Gross (Net) Wells	Operated Wells Rig Released	Operated Wells On Production
Heavy Oil Assets
Peace River (Bluesky)	24 (24.0)	22 (22.0)
Peace River (Clearwater)	13 (13.0)	13 (13.0)
Light Oil Assets
Willesden Green (Cardium/Belly River)	9 (8.7)	12 (11.7)
Pembina (Cardium)	10 (9.7)	13 (12.6)
Viking	-	-
	56 (55.4)	60 (59.3)
EXPLORATION/APPRAISAL WELLS
Peace River (Clearwater)	5 (5.0)	5 (5.0)
Peace River (OSE)	5 (5.0)	-
	10 (10.0)	5 (5.0)

TOTAL OPERATED WELLS	66 (65.4)	65 (64.3)

(1)
Wells on production in 2024 include seven (7.0 net) wells rig released in 2023 that came on production in the first quarter of 2024. In total, 65 (64.3 net) wells were on production by the end of 2024.
(2)
In addition, Obsidian Energy participated in the rig release of 18 non-operated (6.3 net) wells in 2024, two (0.9 net) of which were water injection wells.

HEDGING UPDATE

In 2024, the Company had an active hedging program and entered into various oil and natural gas contracts, leading to a realized gain of $21.6 million during the year, primarily related to our natural gas contracts. The following contracts are in place for 2025 on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price (C$/bbl)
WTI Swaps	January 2025	14,250	$100.46
WTI Swaps	February 2025	13,071	$103.45
WTI Swaps	March 2025	11,250	$106.37
WTI Swaps	April 2025	500	$102.20
WCS Differential	Jan. – March, July – Dec. 2025	6,000	($19.30)
WCS Differential	April – June 2025	8,500	($19.39)
MSW Differential	April – June 2025	1,250	($7.99)

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Swap Price (C$/mcf)
AECO Swap	January – March 2025	14,929	$3.74
AECO Swap	April – October 2025	11,374	$2.24
AECO Collars	January – March 2025	4,976	$3.43 - $4.11
AECO Collars	April – October 2025	1,896	$2.11 - $2.64

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation on our website, www.obsidianenergy.com, in due course.

SCOTIABANK GLOBAL ENERGY CONFERENCE

Obsidian Energy will be participating in the 53rd Annual Scotiabank Global Energy Conference in Miami, Florida at the Mandarin Oriental Hotel. Stephen Loukas, President and Chief Executive Officer, along with Peter Scott, Senior Vice President and Chief Financial Officer will be hosting one-on-one meetings on February 26 and 27, 2025 at the conference centre.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

In addition, this news release contains several oil and gas metrics, including "F&D”, “FD&A” and “FDC", which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics are commonly used in the oil and gas industry and have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

F&D costs are the sum of capital expenditures incurred in the period, plus the change in estimated future development capital for the reserves category, all divided by the change in reserves during the period for the reserve category. F&D costs exclude the impact of acquisitions and divestitures.

FD&A costs are the sum of capital expenditures incurred in the period for the reserves category and include the impact of acquisition and disposition activity, all divided by the change in reserves during the period for the reserve category.

FDC stands for future development capital and are the estimated exploration and development costs to develop and produce reserves. Future development capital excludes capitalized administration costs.

Under NI 51-101, 1P reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For 2P reserves, the targeted probability under NI 51-101 is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

DRILLING LOCATIONS

This news release discloses drilling locations or inventory. Unbooked drilling locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources.

Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that we will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The Company's audited annual consolidated financial statements and MD&A as at and for year ended December 31, 2024, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and free cash flow (“FCF”). These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the year ended December 31, 2024, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the year ended December 31, 2024, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the year ended December 31, 2024, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO and FCF

	Three months ended December 31		Year ended December 31
(millions)	2024	2023	2024	2023
Cash flow from operating activities	$115.0	$117.7	$361.9	$352.7
Change in non-cash working capital	(13.5)	(30.3)	35.7	(13.6)
Decommissioning expenditures	3.5	7.7	23.9	26.6
Onerous office lease settlements	2.3	2.3	9.0	9.0
Settlement of restricted share units	-	0.1	-	4.8
Deferred financing costs	(0.5)	(0.6)	(2.3)	(2.3)
Transaction costs	-	-	1.4	-
Other expenses[1]	0.9	0.1	2.4	0.4
Funds flow from operations	107.7	97.0	432.0	377.6
Capital expenditures	(84.1)	(100.0)	(343.1)	(292.5)
Decommissioning expenditures	(3.5)	(7.7)	(23.9)	(26.6)
Free cash flow	$20.1	$(10.7)	$65.0	$58.5
(1)
Excludes the non-cash portion of other expenses.

Netback to Sales Price

	Three months ended December 31		Year ended December 31
(millions)	2024	2023	2024	2023
Sales price	$213.8	$173.6	$818.8	$722.8
Risk management gain (loss)	6.0	6.7	21.6	17.7
Net sales price	219.8	180.3	840.4	740.5
Royalties	(29.0)	(25.0)	(106.5)	(97.8)
Net operating costs	(51.2)	(40.2)	(189.3)	(167.4)
Transportation	(16.8)	(10.8)	(57.9)	(41.0)
Netback	$122.8	$104.3	$486.7	$434.3

Net Operating Costs to Operating Costs

	Three months ended December 31		Year ended December 31
(millions)	2024	2023	2024	2023
Operating costs	$56.0	$45.8	$208.7	$188.9
Less processing fees	(2.9)	(3.6)	(12.4)	(14.3)
Less road use recoveries	(2.5)	(2.0)	(8.6)	(7.2)
Realized power risk management loss	0.6	-	1.6	-
Net operating costs	$51.2	$40.2	$189.3	$167.4

Net Debt to Long-Term Debt

	As at
	December 31
(millions)	2024	2023
Long-term debt
Syndicated credit facility	$225.0	$107.5
Senior unsecured notes	114.2	117.4
Unamortized discount of senior unsecured notes	(1.1)	(1.6)
Deferred financing costs	(2.7)	(3.3)
Total	335.4	220.0

Working capital deficiency
Cash	-	(0.5)
Accounts receivable	(88.0)	(70.0)
Prepaid expenses and other	(12.0)	(12.8)
Bank overdraft	0.5	-
Accounts payable and accrued liabilities	175.8	193.5
Total	76.3	110.2

Net debt	$411.7	$330.2

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will file the annual audited consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course; our expected proceeds and closing date for the Transaction; our expected use of proceeds from the Transaction, our plan to evaluate the various opportunities to realize additional value from the InPlay Shares obtained from the Transaction; how we expect results to help define our development program and unlock future potential in certain areas; our expectations for drilling in the second half of 2025; the timing of our updated corporate presentation; the renewal of our NCIB; and our attendance at the Scotiabank Global Energy Conference.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the tariffs that have been publicly announced by the U.S. and Canadian governments (but which are not yet in effect) do not come into effect, but that if such tariffs do come into effect, the potential impact of such tariffs, and that other than the tariffs that have been announced, neither the U.S. nor Canada: (i) increases the rate or scope of such tariffs or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas; and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; the ability of InPlay and Obsidian Energy to close the Transaction; Obsidian Energy’s view with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than as stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC+, Russia and other nations to agree on and adhere to production quotas from time to time; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of new pandemics or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to comply with applicable terms and conditions under the Company’s debt agreements; the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates, tariffs and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as extreme cold, wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our Credit Facility; our ability to maintain the existing borrowing base under our Credit Facility if the Transaction is not completed and reduce it if the Transaction is completed; our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserves volumes; our ability to add production and reserves through our development and exploration/appraisal activities; the expectation that InPlay will receive shareholder approval and all other necessary approvals for closing the Transaction; the expectation that the Company will receive the approval of its lenders under the Credit Facility for closing the Transaction; that all conditions of closing the Transaction will be met; that the Transaction will close on the timeline anticipated; and that the Company will achieve all the anticipated benefits of the Transaction.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) negotiations between the U.S. and Canadian governments are not successful and one or both of such governments implements announced tariffs, increases the rate or scope of announced tariffs, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of royalty reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of transactions, including the Transaction; Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our Credit Facility and the maturity date of our senior unsecured notes is not further extended (if necessary), the borrowing base under our Credit Facility is reduced, and the Company is unable to renew or refinance our Credit Facility on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months and hot during the spring and summer months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups; the risk that InPlay may not receive shareholder approval and all other necessary approvals for closing the Transaction; the risk that the Company's lenders under the Credit Facility may not consent to the Transaction; the risk that all conditions of closing the Transaction may not be met; the risk that the Transaction may not close when anticipated, or at all; the risk that the Company may not achieve all of the anticipated benefits of the Transaction; the risk that the Cash Proceeds from the Transaction may not be used as anticipated; the risk that the Company's 2024E net debt post-Transaction may be greater than anticipated; the risk that the Company's financial and operating results post-Transaction may not be consistent with its expectations; the risk that the Company may not realize the benefits anticipated from its InPlay Share position post-Transaction; the risk that the results of the Company's semi-annual borrowing base redetermination post-Transaction may not be consistent with its expectations; and the risk that the that the Company may not release its updated corporate presentation and guidance or other year end documents when anticipated. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com